Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year ended December 31,
	2001	2002	2003	2004	2005
	(dollars in thousands)
Earnings:
Loss from continuing operations	$(139,996)	$(202,032)	$(173,076)	$(143,313)	$(92,544)
Plus: fixed charges, less preferred dividends	87,333	96,703	104,728	86,076	80,413

Total Earnings	(52,663)	(105,329)	(68,278)	(57,237)	(12,131)
Fixed Charges:
Interest expense – cash	47,713	54,822	81,501	47,460	40,511
Capitalized Interest	3,475	1,672	70	14	85
Interest expense – non cash	25,843	29,038	9,277	28,082	26,234
Amortization of debt issue costs	3,887	4,480	5,115	3,445	2,850
Interest component of operating leases	6,415	6,691	8,835	7,075	10,733

Total fixed charges	87,333	96,703	104,798	86,076	80,413

Total deficiency	$133,996	$202,032	$173,076	$143,313	$92,544